Exhibit 21.1

PINNACLE SYSTEMS, INC. AND SUBSIDIARIES

1.	Pinnacle Domestic International Sales Corporation, a California corporation

2.	Pinnacle Systems Ltd., a United Kingdom Incorporated Company

3.	Pinnacle Systems GmbH, a corporation organized under the laws of Germany

4.	Pinnacle Systems B.V., a corporation organized under the laws of the Netherlands

5.	Pinnacle Systems S.A.R.L., a corporation organized under the laws of France

6.	Truevision, Inc., a Delaware Corporation

7.	RasterOps Foreign Sales Corporation, a Barbados Corporation

8.	1117 Acquisition Corporation, a Delaware Corporation

9.	PS Miro Holdings, Inc. & Co., KG a limited partnership organized under the laws of Germany

10.	PS Miro Holdings, Inc., a Delaware Corporation

11.	Pinnacle Systems, KK Japan, a corporation organized under the laws of Japan

12.	Steinberg Media Technologies GmbH, a corporation organized under the laws of Germany